BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents		$ 3,553,784
Due from brokers		9,137,516
Securities owned, at fair value		7,693,769
Other investments		274,020
Furniture, equipment and leasehold improvements	$ 1,652,659	
Less: accumulated depreciation and amortization	(985,695)	666,964
Security deposits and other assets		2,271,737
TOTAL ASSETS		$ 23,597,790

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accrued expenses and other liabilities	$ 4,356,245
Securities sold, not yet purchased, at fair value	9,191,698
TOTAL LIABILITIES	13,547,943
Members' capital	10,049,847
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 23,597,790

The accompanying notes are an integral part of these consolidated financial statements.